SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
MKS Instruments, Inc.

(Name of Subject Company (Issuer) and Filing Person (Issuer))
Options to Purchase Common Stock, no par value

(Title of Class of Securities)
55306N104

(CUSIP Number of Common Stock Underlying Class of Securities)
Leo Berlinghieri
President and Chief Executive Officer
MKS Instruments, Inc.
2 Tech Drive, Suite 201, Andover, Massachusetts 01810
(978) 645-5500

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Mark G. Borden, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street, Boston, Massachusetts 02109
(617) 526-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,197,423*	$234.22**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,454,947 shares of common stock of MKS Instruments, Inc. having an aggregate value of $4,197,423 as of July 31, 2009 will be exchanged or cancelled pursuant to this exchange offer. The actual transaction value will be based upon the number of options tendered, if any. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction. The Transaction Value set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Stock Options for Restricted Stock Units, dated August 3, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     MKS Instruments, Inc., a Massachusetts corporation (the “Company”) is the issuer and the subject company. The address of the Company’s principal executive office is 2 Tech Drive, Suite 201, Andover, Massachusetts 01810, and the Company’s telephone number at that address is (978) 645-5500.
     (b) Securities.
     This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, no par value. A stock option held by an eligible employee will be eligible for exchange and referred to herein as an “eligible option” if it has an exercise price per share greater than $23.35 and was granted under the Company’s Second Restated 1995 Stock Incentive Plan. Eligible employees (as defined below) surrendering eligible options will receive in exchange restricted stock units (the “RSUs”) to be granted under the 2004 Stock Incentive Plan, as amended.
     The Company is making the exchange offer to all employees located in the United States, Germany, Japan and the United Kingdom who hold eligible options and, as of the date the exchange offer commences, are actively employed by the Company or one of its subsidiaries but excluding the Company’s executive officers and members of its board of directors (the “eligible employees”). To remain eligible to surrender eligible options for exchange and receive RSUs, the eligible employees must be employed by the Company or one of its subsidiaries on the date the exchange offer commences and remain employed through the date the RSUs are granted. The eligible employees also must be eligible to participate in the 2004 Stock Incentive Plan, as amended.
     The actual number of RSUs to be exchanged in the exchange offer will depend on the number of shares of common stock subject to eligible options surrendered by eligible employees and accepted for exchange and will be based on the fair value of such option (determined using the Black-Scholes option valuation model) as of the expiration of the exchange offer. The Company will not accept tendered eligible options that would result in zero RSUs being granted. The Company is making the exchange offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C) and Withdrawal Form, attached hereto as Exhibit (a)(1)(D).
     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Exchange Offer” and under Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Units; Expiration Time”), Section 6 (“Acceptance of Options for Exchange and Granting of Restricted Stock Units”), Section 8 (“Price Range of Shares Underlying the Options and Restricted Stock Units”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) is incorporated herein by reference. The Offer to Exchange applies only to the eligible options. As of July 31, 2009, there were eligible options to purchase 1,454,947 shares of the Company’s common stock.

     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying the Options and Restricted Stock Units”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The Company is the filing person and the issuer. The Company’s business address is 2 Tech Drive, Suite 201, Andover, Massachusetts 01810, and the Company’s business telephone number is (978) 645-5500.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Units; Expiration Time”), Section 3 (“Purposes of the Exchange Offer”), Section 4 (“Procedures for Electing to Exchange Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Granting of Restricted Stock Units”), Section 7 (“Conditions of the Exchange Offer”), Section 8 (“Price Range of Shares Underlying the Options and Restricted Stock Units”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 12 (“Status of Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material Income Tax Consequences”) and Section 15 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under the Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under Section 3 (“Purposes of the Exchange Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Granting of Restricted Stock Units”) and Section 12 (“Status of Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange under Section 3 (“Purposes of the Exchange Offer”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) is incorporated herein by reference.
     (b) Conditions.
     Not applicable.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and under Section 10 (“Information Concerning MKS; Financial Information”) and Section 17 (“Additional Information”) is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2009, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as filed with the SEC on May 7, 2009, are incorporated by reference herein and can be accessed electronically on the SEC’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated August 3, 2009.

(a)(1)(B)	Form of E-Mail to Eligible Employees Regarding the Exchange Offer.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Form of Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-Mail/Memo to Employees who Elect to Participate in or Withdraw from the Exchange Program by Fax or E-Mail.

(a)(1)(F)	Form of Reminder E-Mail to Eligible Employees.

Exhibit	Description
(a)(1)(G)	Screen Shots of the Exchange Offer Website.

(a)(1)(H)	Screen Shots of Illustrative Calculator to Calculate Number of Restricted Stock Units.

(a)(1)(I)	Form of E-Mail Regarding Actual Exchange Ratios.

(a)(1)(J)	Form of E-Mail Regarding Conference Call on Day the Exchange Offer Expires.

(a)(1)(K)	Script For Phone Representatives.

(a)(1)(L)	Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, is incorporated herein by reference.

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 7, 2009, is incorporated herein by reference.

(a)(1)(N)	Definitive Proxy Statement on Schedule 14A, filed on March 23, 2009, is incorporated herein by reference.

(a)(1)(O)	Amendment No. 1 to Definitive Proxy Statement on Schedule 14A, filed on April 27, 2009, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	2004 Stock Incentive Plan, as amended, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 6, 2009.

(d)(2)	Second Restated 1995 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 13, 2002.

(d)(3)	Nonstatutory Stock Option Agreement Granted Under the Second Restated 1995 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004.

(d)(4)	Form of Restricted Stock Unit Agreement for Offer to Exchange.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MKS INSTRUMENTS, INC.
/s/ LEO BERLINGHIERI
Leo Berlinghieri
President and Chief Executive Officer

Date: August 3, 2009

INDEX OF EXHIBITS

Exhibit	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated August 3, 2009.

(a)(1)(B)	Form of E-Mail to Eligible Employees Regarding the Exchange Offer.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Form of Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-Mail/Memo to Employees who Elect to Participate in or Withdraw from the Exchange Program by Fax or E-Mail.

(a)(1)(F)	Form of Reminder E-Mail to Eligible Employees.

(a)(1)(G)	Screen Shots of the Exchange Offer Website.

(a)(1)(H)	Screen Shots of Illustrative Calculator to Calculate Number of Restricted Stock Units.

(a)(1)(I)	Form of E-Mail Regarding Actual Exchange Ratios.

(a)(1)(J)	Form of E-Mail Regarding Conference Call on Day the Exchange Offer Expires.

(a)(1)(K)	Script for Phone Representatives.

(a)(1)(L)	Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, is incorporated herein by reference.

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 7, 2009, is incorporated herein by reference.

(a)(1)(N)	Definitive Proxy Statement on Schedule 14A, filed on March 23, 2009, is incorporated herein by reference.

(a)(1)(O)	Amendment No. 1 to Definitive Proxy Statement on Schedule 14A, filed on April 27, 2009, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	2004 Stock Incentive Plan, as amended, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 6, 2009.

(d)(2)	Second Restated 1995 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 13, 2002.

(d)(3)	Nonstatutory Stock Option Agreement Granted Under the Second Restated 1995 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.5 to the Company’s

Exhibit	Description
Quarterly Report on Form 10-Q filed on August 9, 2004.

(d)(4)	Form of Restricted Stock Unit Agreement for Offer to Exchange.

(g)	Not applicable.